BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-65334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 1/1/17 and ending 12/31/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BWK Trinity Capital Securities, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
11755 Wilshire Blvd., Suite 2450
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Kevin Burke (310) 268-8330
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite #214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*





OATH OR AFFIRMATION

I, **Kevin Burke**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of BWK Trinity Capital Securities, LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Managing Director, CCO
Title

Notary Public

SANJAY BANSAL
Notary Public - California
Los Angeles County
Commission # 2218661
My Comm. Expires Nov 15, 2021

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
BWK Trinity Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BWK Trinity Capital Securities, LLC, (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BWK Trinity Capital Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as BWK Trinity Capital Securities, LLC's auditor since December 17, 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 1, 2018

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	16,596
Prepaid Expenses		4,320
Total Assets	$	20,916

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	3,500
Member's Equity		17,416
Total Liabilities and Member's Equity	$	20,916

The accompanying notes are an integral part of these financial statements

BWK TRINITY CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2017

Note 1 - Organization and summary of significant accounting policies

Organization and business activity

BWK Trinity Capital Securities, LLC (the "Company") was organized in the State of Delaware on March 14, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company is a single member limited liability company, wholly-owned by Trinity Capital, LLC ("Member").

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule. The Company has not entered into an agreement with a clearing broker as of December 31, 2017 and, accordingly, the Company has not carried customer accounts, taken custody of securities or extended margin credit to its customers.

As a limited liability company, the member's liability is limited based on relevant state law.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentration

The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Financial advisory fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Warrants received for services rendered are recognized at fair value when received or later to the extent services have not yet been completed. Compensation received from customer agreements not currently earned are reported as deferred revenue. Investment banking and financial advisory fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income taxes

The Company is a limited liability company and is classified as a disregarded entity for federal income tax purposes. The Company's profits and losses are reportable by the member on its income tax return. As a single member limited liability company, the Company files no income tax returns, except for the State of California. Accordingly, no provision for income taxes has been reflected in the financial statements.

The Member is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expenses.

Note 2 - Related-party transactions

The Company's member performs business advisory services and has the ability to influence the costs allocated to the Company. During the year ended December 31, 2017, the Company was provided services by its member and some costs were incurred by the Company's member on its behalf. In accordance with the expense sharing agreement between the Company and its member, the Company is not charged for services provided by the member, and is released from any liability relating to costs incurred by the member on behalf of the Company. In accordance with the expense sharing agreement, the Company is charged a $6,000 per year management fee, which is included on the statement of operations. The member may allocate expenses to the Company at its discretion.

Note 3 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $13,096, which was $8,096 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.27 to 1.